Exhibit 99.1

 No. 14/09

IAMGOLD FIRST QUARTER 2009 FINANCIAL RESULTS TO BE RELEASED
BEFORE MARKET OPENS ON MAY 14, 2009

Toronto, Ontario, April 21, 2009 – IAMGOLD Corporation will release first quarter 2009 financial results before the market opens on Thursday May 14, 2009.

A conference call will be held on Thursday, May 14, 2009 at 11:00 a.m. (Eastern Standard Time) to provide highlights from this quarter.  A webcast of the conference call will be available through the Company’s website – www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-866-551-1530 or 1-212-401-6700
Passcode: 4940675#

A replay of this conference call will be available from 2:00 p.m. May 14 to June 30, 2009.  Access this replay by dialing:

North America toll-free: 1-866-551-4520 or 1-212-401-6750, passcode: 247374#

A reminder that the Annual General Meeting of the Company’s shareholders will be held on the same day, May 14, 2009 at 4:00p.m. (Eastern Standard Time) at the St. Andrew’s Club and Conference Centre.  Shareholders of record as at the close of business on April 9, 2009 are entitled to notice of, and to vote at, the meeting.  A live video webcast will also be available on the Company’s website.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
Senior VP, Investor Relations & Communications
Tel: 416 360 4743
Toll-free: 1 888 464 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.